Salient MF Trust

4265 San Felipe, 8th Floor

Houston, TX 77027

November 6, 2020

U.S. Securities and Exchange Commission

Attn: Filing Desk

100 F Street, N.E.

Washington, D.C. 20549-6009

Re:	Salient MF Trust

Investment Company Act of 1940–Rule 17g-1(g)

Bonding of Officers and Employees

(Salient MF Trust File No. 811-22678)

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed herewith please find a copy of the financial institution bond (the “Bond”) filed for the purpose of an extension to the policy coverage dates in favor of Salient MF Trust (the “Trust”), and Resolutions of the Board of Trustees of the Trust (including a majority of Trustees who are not “interested persons” of the Trust as defined in the 1940 Act) approving the form, amount, type and coverage of the Bond.

If the Trust had not been named as an insured under a joint insured bond, the Trust would have maintained a single insured bond at a minimum amount of $750,000 as required under the Rule. The term of the Bond extension is October 31, 2020 through January 31, 2021, and the premiums have been paid through January 31, 2021.

Please call me at (713) 548-2662 if you have any questions.

Sincerely,

/s/ Thomas Dusenberry

Thomas Dusenberry
Treasurer and Principal Financial Officer
Salient MF Trust

Enclosures

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number: 82210769

NAME OF ASSURED: THE ENDOWMENT MASTER FUND, L.P.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	October 31, 2019
		to	12:01 a.m. on	January 31, 2021

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 12, 2020	By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

SALIENT MF TRUST

FORWARD FUNDS

SALIENT MIDSTREAM & MLP FUND

Secretary’s Certificate

I, Kristen Bayazitoglu, being the duly appointed Secretary of Salient MF Trust, Forward Funds, and Salient Midstream & MLP Fund (each a “Trust” and, together, the “Trusts”), each a Delaware statutory trust, do hereby certify that the following is a true and correct copy of the resolutions unanimously approved by the Boards of Trustees of the Trusts (together, the “Board”), including those Trustees who are not interested persons of the Trusts as defined under the Investment Company Act of 1940, as amended (the “1940 Act”), at an in person joint meeting of the Board held on October 27, 2020, at which meeting a quorum was at all times present and acting. I do hereby also certify that such resolutions have not been rescinded, amended or materially modified and on the date hereof are in full force and effect:

Approval of Insurance Coverage Renewals and Related Joint Agreements

Joint Fidelity Bond and Joint Bond Agreement

RESOLVED:

That the joint Fidelity Bond, issued by Federal Insurance Company, covering each Trustee, Director, officer and employee of the Trusts and the Salient Private Access Master Fund, L.P. (“SPAF”) and The Endowment PMF Master Fund, L.P., (“PMF”) (SPAF and PMF together, the “Partnerships”), including any Feeder Funds of the Partnerships (the Trusts and Partnerships together, the “Registered Products”), against larceny and embezzlement, in the amount of $3,525,000 for a three-month term period ending January 31, 2021 and in the proposed form discussed at the Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the expected value of the aggregate assets of the Trusts to which any officer or employee of the Trusts may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets and (iii) the nature of the securities in the Trusts’ portfolios, be, and it hereby is, approved; and be it further

RESOLVED:

That the portion of the premium for the Fidelity Bond to be paid by each Trust, after consideration of all factors deemed relevant by the Board, including, but limited to, (i) the number of other parties named as insureds, (ii) the nature of the business activities of such other parties, (iii) the amount of the Fidelity Bond, (iv) the amount of the premium for such Fidelity Bond, (v) the ratable allocation of the premium among all parties named as insureds and (vi) the extent to which the share of the premium allocated to each Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, approved; and be it further

RESOLVED:	That the appropriate officers of the Trusts be, and each of hereby is, authorized to increase the amount of the Fidelity Bond coverage from time to time to ensure adequate coverage based upon the value of each Trust’s assets and to enable the Trusts to remain in compliance with the 1940 Act and the rules promulgated thereunder; and be it further

RESOLVED:

That the continuation of the Joint Insured Bond Agreement among the Trusts and the other Registered Products (the “Bond Agreement”) as listed in Schedule A to the Bond Agreement, in substantially the form presented at the Meeting, providing in substance that, in the event recovery is received under the Fidelity Bond as a result of a loss sustained by a Trust and any one or more other named insureds, each Trust shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act, be, and it hereby is approved; and be it further

RESOLVED:	That the appropriate officers of the Trusts be, and each of them hereby is, authorized to execute and deliver said Fidelity Bond in substantially the form discussed at the Meeting; and be it further

RESOLVED:

That the appropriate officers of the Trusts be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Trusts and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 6th day of November, 2020.

/s/ Kristen Bayazitoglu
Kristen Bayazitoglu
Secretary of Salient MF Trust, Forward Funds and Salient Midstream & MLP Fund

FIDELITY BOND AGREEMENT

This Agreement is made as of October 27, 2020 by and among each entity that has executed this Agreement, as listed on Schedule A hereto (each a “Fund” and collectively, the “Funds”).

WITNESSETH:

WHEREAS, the Funds are management investment companies registered under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.            Description of Bond. Federal Insurance Company (Chubb) has issued a fidelity bond in an amount approved by the Board Members of the Fund and separately a majority of the Board Members who are not “interested persons” of such Funds, that designates the Funds as named insureds effective October 31, 2020 (the “Bond”), with such Bond to be amended and/or adjusted from time to time.

2.            Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.            Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

SALIENT PRIVATE ACCESS MASTER FUND, L.P.

SALIENT PRIVATE ACCESS REGISTERED FUND, L.P.

SALIENT PRIVATE ACCESS TEI FUND, L.P.

SALIENT PRIVATE ACCESS (OFFSHORE) TEI FUND, LTD.

SALIENT PRIVATE ACCESS INSTITUTIONAL FUND, L.P.

SALIENT PRIVATE ACCESS (DOMESTIC) FUND, L.P.

SALIENT PRIVATE ACCESS (DOMESTIC QP) FUND, L.P.

SALIENT PRIVATE ACCESS (INTERNATIONAL) FUND, LTD.

By:	/s/ William K.Enszer
Name:	William K.Enszer
Title:	Chief Executive Officer

THE ENDOWMENT PMF MASTER FUND, L.P.

PMF INTERNATIONAL FUND, LTD.

PMF FUND, L.P.

PMF TEI FUND, L.P.

PMF TEI (OFFSHORE) FUND, LTD.

By:	/s/ William K.Enszer
Name:	William K.Enszer
Title:	Chief Executive Officer

SALIENT MIDSTREAM & MLP FUND

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

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SALIENT MF TRUST

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

FORWARD FUNDS

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

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SCHEDULE A

1. Salient Private Access Master Fund, L.P.

2. Salient Private Access Registered Fund, L.P.

3. Salient Private Access TEI Fund, L.P.

4. Salient Private Access (Offshore) TEI Fund, Ltd.

5. Salient Private Access Institutional Fund, L.P.

6. Salient Private Access (Offshore) Fund, Ltd. – Closed on 5/1/2018

7. Salient Private Access (Domestic) Fund, L.P.

8. Salient Private Access (Exempt) Fund II, L.P. – Closed on 5/1/2018

9. Salient Private Access (Domestic QP) Fund, L.P.

10. Salient Private Access (International) Fund, Ltd.

11. Salient Private Access Institutional TEI Fund W, L.P. – Closed on 7/1/16

12. Salient Private Access Institutional TEI Fund W, Ltd. – Closed on 7/1/16

13. The Endowment PMF Master Fund, L.P.

14. PMF Fund, L.P.

15. PMF International Fund, Ltd.

16. PMF TEI Fund, L.P.

17. PMF TEI (Offshore) Fund, Ltd.

18. Salient Midstream & MLP Fund (SMM)

19. Salient Midstream & MLP Fund, Inc. – Closed on 9/30/16

20. Salient MF Trust

Salient Adaptive Growth Fund – Closed on 8/13/18

Salient Adaptive Growth Offshore Fund Ltd. (Cayman Sub) – Closed on 8/13/18

Salient MLP & Energy Infrastructure Fund

Salient Tactical Plus Fund

Salient Trend Fund – Closed on 8/13/18

Salient Trend Offshore Fund Ltd. (Cayman Sub) – Closed on 8/13/18

Salient Alternative Beta Fund – Closed October 2015

Salient Alternative Beta Offshore Fund, Ltd. (Cayman Sub) – Closed October 2015

Salient MLP Fund – Closed November 2015

Salient Global Equity Fund – Closed November 2015

21. Salient Alternative Strategies Master Fund (f/k/a Salient Absolute Return Master Fund) – Closed on 6/30/16

Salient Alternative Strategies I Fund (f/k/a Salient Absolute Return Institutional Fund) – Closed on 6/30/16

Salient Absolute Return Private Fund (Delaware), LLC – Closed on 6/30/16

Salient Absolute Return Institutional Fund (Delaware), LLC – Closed on 6/30/16

22. Forward Funds

Salient Adaptive Balanced Fund – Closed on 8/13/18

Salient Adaptive Income Fund – Closed on 8/13/18

Salient Adaptive US Equity Fund – Closed on 8/13/18

Salient EM Infrastructure Fund – Closed on 8/13/18

A-1

Salient International Dividend Signal Fund – Closed on 8/13/18

Salient Global Real Estate Fund (f/k/a Salient International Real Estate Fund)

Salient International Small Cap Fund – Closed on December 12, 2019

Salient Real Estate Fund – Closed on 8/13/18

Salient Select Income Fund

Salient Select Opportunity Fund – Closed on 8/13/18

Salient Tactical Growth Fund

Salient Tactical Muni & Credit Fund – Closed 10/15/18

Salient Tactical Real Estate Fund – Merged/Closed 8/21/18

Salient US Dividend Signal Fund – Closed on 8/13/18

Salient EM Corporate Debt Fund – Closed on 2/28/17

Salient EM Dividend Signal Fund – Closed on 2/28/17

Salient High Yield Fund – Closed on 2/28/17

Salient Commodity Long/Short Strategy Fund – Closed on 12/12/16

Salient Commodity Long/Short Strategy (Cayman) Fund Ltd. – Closed on 12/12/16

Salient Frontier Strategy Fund – Closed on 12/12/16

Salient Investment Grade Fund – Closed on 12/12/16

Forward Balanced Allocation – Merged/Closed on 01/22/16

Forward Global Dividend Fund—Closed on 11/17/15

Forward Growth & Income Allocation Fund – Merged/Closed on 01/22/16

Forward Income & Growth Allocation Fund – Closed on 08/12/15

Forward Multi-Strategy Fund – Merged/Closed on 01/22/16

Forward Select EM Dividend Fund – Closed on 12/15/15

Forward Small Cap Equity Fund – Closed on 08/12/15

Forward Tactical Enhanced Fund – Closed on 12/23/15

Forward U.S. Government Money Fund – Closed on 08/26/15

A-2